Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.

Commission File No.: 1-15062

ELEVATOR PITCH

“Premium content always wins. It has been true on the big screen, the TV screen, and now it’s proving true on the mobile screen. Only AT&T will have the world’s best premium content with the networks to deliver it to every screen.”

1.	The combination of Time Warner and AT&T creates a unique company with complementary assets to lead the next wave of innovation in an industry where media and communications are converging.

a.	It begins with quality content. Great content wins every time, regardless of how the video ecosystem evolves over time. Time Warner is second to none in creating content that connects with audiences around the world and its vast library of media and entertainment is unrivaled.

b.	Combine this content with AT&T’s distribution scale. We have unmatched direct-to-customer distribution across TV, mobile and broadband in the U.S., mobile in Mexico and TV in Latin America.

2.	Now, you have a combination unlike any other — a company that excels in content and can distribute it any way customers choose – mobile, broadband, subscription, over-the-top, short-form, long-form, skinny bundles, a la carte – you name it.

a.	A big customer pain point is paying for content once but not being able to access it on any device, anywhere. Our goal is to solve that.

i.	Think about being able to watch every movie or every episode of every season for all the content Time Warner owns – and do that on any device, anytime, anywhere.

b.	The future of video is mobile and the future of mobile is video. There will always be big screen TVs at home, but wide-scale mobile video is what customers want.

3.	Our distribution platforms provide us with unique customer insights. With this, we can …

a.	Improve the effectiveness, reach and value of the addressable advertising attached to the content we own … and innovate with ad-supported content models.

b.	Inform and better tailor our content development … to ensure we continue producing big hits

c.	Make our OTT and TV Everywhere products smarter and more personalized.

4.	This deal is the next logical step in AT&T’s integrated company strategy and we expect significant financial benefits:

a.	Accretive within 12 months after close on an adjusted EPS and FCF per share basis.

b.	Improves AT&T’s dividend coverage.

c.	$1B in annual run rate cost synergies within 3 years of the deal closing, primarily driven by corporate and procurement expenditures.

d.	Expect to maintain a strong balance sheet and committed to maintaining strong investment-grade credit metrics.

e.	By end of first year after close, AT&T expects net debt to adjusted EBITDA to be in the 2.5x range.

f.	Enhances AT&T’s revenue and EBITDA growth profile.

g.	Expected diversification benefits include:

i.	Revenue mix — 15% of combined co. revenues from content

ii.	Lower capital intensity – Time Warner requires little capex.

iii.	Regulation – Time Warner’s business is lightly regulated, compared to AT&T’s existing business.

5.	We spent a lot of time evaluating this business … and it became clear that the market has overdone it with concerns about media company valuations.

a.	We see a lot of upside … and we believe other players were seeing the same thing.

b.	We quickly saw Time Warner not only as the best media company out there, but it was the most actionable for any potential acquirer.

c.	That’s why we paid Time Warner the premium we did … to get in first before other potential buyers.

6.	When you combine the two companies, you get something really special – with significant strategic benefits, synergies and financial benefits all expected.

a.	And the timing couldn’t be better, given the low interest rate environment and the strong growth in AT&T’s share price over the past year.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.